October 15, 2008

Via EDGAR

Ms. Michelle Lacko
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Plainfield Enterprises LLC Form 10 Filed September 10, 2008 File No. 000-53407

Dear Ms. Lacko:

Reference is made to the initial registration statement on Form 10 of Plainfield Enterprises LLC (the “Company”) that was filed with the U.S. Securities and Exchange Commission (the “Commission”) on September 10, 2008 (the “Registration Statement”).  The Registration Statement relates to the proposed registration of the Company’s Class A limited liability company interest under the Securities Exchange Act of 1934, as amended (the “Registration”).  By letter dated October 6, 2008 (the “Comment Letter”), the Staff of the Commission (the “Staff”) provided the Company with its comments regarding the Registration Statement.

In response to the Staff’s comments included in the Comment Letter, the Company has amended the Registration Statement (the “Amended Registration Statement”) which is being filed with the Staff for further review together with this response letter (the “Response Letter”).  The following numbered paragraphs of this Response Letter correspond to the numbered paragraphs of the Comment Letter.  References to page numbers in the responses below are to page numbers in the Amended Registration Statement.

Form 10

Item 1. Description Of Business, page 1

1.	Please state, if true, that you are a development stage company.

The Company acknowledges the Staff’s comment and supplementally advises the Staff that the Company does not believe that it is a development stage company within the meaning of Regulation S-X Rule 1-02(h).

Ms. Michelle Lacko
Securities and Exchange Commission
October 15, 2008

Employees, page 3

2.
We note your disclosure that you have no employees and that Mr. Alan Ginsberg serves as Operating Manager, with responsibility for the company’s day-to-day management and operations.  Please revise to discuss the amount of time that Mr. Ginsberg allocates to your business.

The Company has amended the section of the Registration Statement entitled “Item 1 - The Company – Employees” to discuss the amount of time that Mr. Ginsberg expects to allocate to the operation of the Company.  Please see page 4 of the Amended Registration Statement.

Las Vegas Gaming Market, page 5

3.
We note your disclosure that the Lake Las Vegas Group filed a voluntary petition for bankruptcy protection.  Please revise to provide additional discussion relating to how the bankruptcy of the Lake Las Vegas Group and the current economic conditions, including the recent decline in the growth of gaming revenues for the locals gaming market, may affect your business plan.

In response to the Staff’s comment, the Company has amended the section of the Registration Statement entitled “Item 1 - The Company – Las Vegas Gaming Market” regarding the potential impact of the bankruptcy filing by the Lake Las Vegas Group and the current economic environment on the Company’s business plan.  Please see page 6 of the Amended Registration Statement.

Reports to Security Holders, page 13

4.	Please revise the second paragraph to include the correct address of the SEC.

The Company has corrected the Commission’s address in “Item 1 - Reports to Security Holders” in response to the Staff’s comment. Please see page 13 of the Amended Registration Statement.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 15

5.
We note your disclosure on page 1 that Plainfield Enterprises Holdings LLC, a wholly-owned subsidiary of the Plainfield Fund, owns 9,999 issued and outstanding Class B units.  Please revise your table on page 16 relating to the security ownership of Mr. Max Holmes to disclose this information, either by footnote or otherwise.

In response to the Staff’s comment, the Company has amended the section of the Registration Statement entitled “Item 4 - Security Ownership of Certain Beneficial Owners and Management” to disclose in the table included therein the ownership of the Class B limited liability company interests.  Please see page 17 of the Amended Registration Statement.

Ms. Michelle Lacko
Securities and Exchange Commission
October 15, 2008

Item 5. Managers and Executive Officers, page 16

6.
Please revise your disclosure regarding Mr. Alan Ginsberg’s business experience on page 16 to provide a parenthetical explanation of the kind of business Wydown Management Corp. engages in.  Provide similar disclosure for Larchmont Advisors.

In response to the Staff’s comment, the Company has amended the section of the Registration Statement entitled “Item 5 – Managers and Executive Officers” to include in Mr. Ginsberg’s biography additional information regarding the nature of the business of Wydown Management Corp. and Larchmont Advisors.  Please see page 18 of the Amended Registration Statement.

Item 7. Certain Relationships and Related Transactions, and Manager Independence, page 18

7.	Please revise to provide the correct cross reference to the description of the Company Operating Agreement.

In response to the Staff’s comment, the Company has amended the section of the Registration Statement entitled “Item 7 - Company Operating Agreement” to correct the cross reference to Item 11.  Please see page 20 of the Amended Registration Statement.

Item 9. Market Price Of And Dividends On The Registrant’s Common Equity And Other Related Stockholder Matters, page 19

8.
We note your disclosure on page 9 that an Order of Registration by the Nevada Commission may prohibit the company from declaring cash dividends or distributions on any class of membership unit of the company beneficially owned in whole or in part by HBJ or Plainfield Holdings or their respective affiliates without the prior approval of the Nevada Commission.  Please revise your disclosure here to describe this restriction on the company’s ability to pay dividends or cross-reference your description on page 9.  Refer to Item 201(c) of Regulation S-K.

In response to the Staff’s comment, the Company has amended the section of the Registration Statement entitled “Item 9 – Market Price of and Dividends on the Registrant’s Common Equity and Other Related Stockholder Matters” to include a cross reference to the restrictions that may be imposed on the payment of dividends by the Company or its subsidiaries by the Nevada Commission.  Please see page 21 of the Amended Registration Statement.

Ms. Michelle Lacko
Securities and Exchange Commission
October 15, 2008

Item 11. Description of Registrant’s Securities To Be Registered, page 20

9.
We note your disclosure that the Operating Manager and any of the members of the company’s Board of Managers may be removed at any time by the written notice of the holders of a majority of the membership units of the company having voting authority.  Please revise your disclosure to clarify that your Operating Manager, Alan Ginsberg, may be deemed to be the beneficial owner of all of the voting equity interests in the company, and, as such, may not be removed and has the sole power to remove any manager.

In response to the Staff’s comment, the Company has amended the section of the Registration Statement entitled “Item 11 - Company Operating Agreement” to clarify that Mr. Ginsberg currently has the right to vote all of the membership units having voting rights and therefore has the sole power to remove any member of the Company’s Board of Managers.  Please see page 22 of the Amended Registration Statement.

Financial Statements, page F-1
Plainfield Enterprises LLC and Subsidiaries Financial Statements for the period ended
July 31, 2008, page F-2
Consolidated Balance Sheet, page F-3

10.
We note from your consolidated balance sheet at July 31, 2008 that you have capitalized $154,624 of gaming and related license costs.  Please tell us in further detail the specific nature and amounts that have been capitalized.  Also, please explain in further detail the basis or rationale for management’s conclusion that it is “probable” such licenses will be granted.  We may have further comment upon receipt of your response;

The Company supplementally advises the Staff that the amounts capitalized as gaming and related license costs consist exclusively of application and investigation fees paid to the state regulator agencies and legal services incurred by the Company related to the licensing process.

The AICPA’s Audit and Accounting Guide, Audits of Casinos, provides little or no useful guidance on the criteria for capitalizing gaming and related license costs.  Accordingly, as noted in paragraph 7.02 of the new Exposure Draft of the proposed updated Audit and Accounting Guide, Gaming (the “ED Guide”) issued September 10, 2008, accounting for these costs has “sometimes been diverse in practice.” Paragraphs 7.04-.07 of the ED Guide provides considerably more guidance making it clear that capitalization as an intangible asset is appropriate for costs that are incurred after determining, in the judgment of the entity, based on facts and circumstances (such as the gaming entity’s history in obtaining licenses and the specific jurisdiction’s history in granting licenses), that the granting of a license is probable.

Ms. Michelle Lacko
Securities and Exchange Commission
October 15, 2008

In practice, absent authoritative guidance to the contrary, the Company believes a probability conclusion is typically based on the criteria set forth in Statement of Financial Accounting Standards No. 5 in which “probable” is a considerably higher threshold than “more likely than not” (50%).  If an applicant’s background exhibits integrity and lacks undesirable associations, the probability of success is known to be extremely high in the Nevada regulatory environment.  The Company further believes that it is unlikely that a party would incur the considerable costs required to obtain a license (professional services and suitability investigations) when known reasons make the probability of denial more than remote.  In the present case, based on consideration of the following facts and circumstances, including the preparation of pre-filing applications and the advice of gaming counsel, the Company believes that the probability of licensure has always been, and continues to be, high.

The Company’s conclusion that the granting of the licenses in question is “probable” is based on the following factors:

(1) Nevada is an established, mature gaming jurisdiction with well-defined and well-known licensing requirements and processes that have been consistently applied for many years.

(2)    Prior to incurring any costs, the Company performed an internal investigation and found no information that, in its opinion, would likely have a negative impact on the probability of being licensed.  In this regard, the Company also notes that Plainfield Asset Management was previously licensed in other jurisdictions that have similarly rigorous licensing requirements, including New York and Wyoming for gaming and Ohio for the waste management industry.  In addition, Plainfield Asset Management is an SEC-registered investment adviser that does not have any adverse history and has what it believes is a highly qualified management team.

(3)    Before incurring any significant costs, experienced outside gaming counsel reviewed the license applications (including background information) prepared by the Company and concurred with the Company’s initial conclusion that the granting of the licenses was probable.

(4)        While the Nevada agents that performed the investigations of the Company’s application are not authorized to express opinions as to the likelihood of approval of any application, and any statements they make during the course of the investigations are not binding upon their employer, the State Gaming Control Board, or on the ultimate decision maker, the Nevada Gaming Commission, the Company has not been advised by the investigating agents of any problems or areas of concern that might adversely affect its application, including the personal applications filed by the various principals.  Accordingly, the Company believes that the investigative process is proceeding in a normal and customary fashion.

Ms. Michelle Lacko
Securities and Exchange Commission
October 15, 2008

Consolidated Statement of Operations, page F-4
Consolidated Statement of Members’ Equity (Deficiency), page F-5

11.
Please revise the consolidated statement of members’ equity to include separate disclosure of changes in member’s equity for each class of member’s equity (i.e., the Class A and Class B units).  Also, the consolidated statement of operations should be revised to clearly disclose the amount of the net loss allocated to each class of members’ equity and to disclose results of operations on a per unit basis for both the Class A and Class B units.  Refer to the guidance outlined in SAB Topic 4:F.

(1) Such detail would be redundant to that which is presented on the face of the consolidated balance sheet when considered in combination with the detailed disclosures in Notes 1 and 3.

(2)    The de minimus nature of the Class A transactions and balance (1/10,000 of the total) is immaterial and also easy for a reader to calculate, should one so choose.  The Company believes the disclosures in Notes 1 and 3 to the financial statements are adequate and consistent with paragraphs 10 and 15 of the AICPA’s Practice Bulletin (“PB”) No. 14, Accounting and Reporting by Limited Liability Companies and Limited Liability Partnerships.

(3)    The Company has chosen, alternatively, to present invested capital by membership class and total, unallocated accumulated earnings as separate line items as permitted under paragraph 12 of PB No. 14 because it believes it to be more meaningful and useful to a reader.

(4)    There is no capital-raising associated with this registration, nor is any market trading of either class of equity units reasonably possible. Further, there are only two members, one in each class, with the Class B member having been formed by the Plainfield Fund and the Class A member at the Plainfield Fund’s direction.

(5)    The Company’s research related to this matter identified two other registrants with similar equity structures to its own that recently filed registration statements for the same limited purpose as the Company’s filing that did not separately report details by class of members.

Ms. Michelle Lacko
Securities and Exchange Commission
October 15, 2008

The Company also does not believe that it would be either meaningful or useful to present results of operations on a per unit basis by class of member because none of the units in either class are or will ever be traded.

In the future filings, the Company will modify its consolidated statement of members’ equity to report separately capital contributions and other details by class of member if and when deemed material or otherwise appropriate in the circumstances.

Notes to Consolidated Financial Statements, page F-7
Note 4 – Investment in exchangeable note, Casino Montelago Holding, LLC

12.
We note from the disclosure included in Note 4 that the company presents its investment in the MonteLago Note at its estimated fair value on the consolidated balance sheet and the fair value of this asset was $1,230,000 at July 31, 2008.  Please tell us and revise the notes to your financial statements and MD&A to explain in detail the methods and significant assumptions that were used to calculate or determine the fair value of this asset at July 31, 2008.  Refer to the disclosure requirements outlined in paragraph 21 of SFAS No. 159.

In response to the Staff’s comment, the Company has added the following additional disclosures in the Critical Accounting Policies and Estimates subsection of the Management’s Discussion and Analysis of Financial Condition and Results of Operations and in Note 4 to the consolidated financial statements, except that the sensitivity analysis is not repeated in Note 4:

As of July 31, 2008, the recorded value of the exchangeable note receivable was adjusted to its current estimated fair value using primarily a discounted cash flow approach to value and current assumptions as to typical market discount rates, illiquidity discount factors, forecasts of operating income / cash flow for Casino MonteLago (the “Casino”) and other financial performance trends, excess cash deposits and long-term debt associated with the casino operation, and / or regulatory and other matters such as any change in status of the casino’s gaming license or our license applications.  Operating income / cash flow is defined as prospective estimated earnings before interest, income taxes, depreciation and amortization, also sometimes referred to as “EBITDA” and herein as “free cash flow."

This discounted cash flow approach to estimate the fair value of the receivable utilized three “free cash flow” scenarios which management believes are within a range reasonably possible results.  Based on management’s judgment, a weighting of 65% was assigned to the “free cash flow” point forecast and 20% and 15% to the upside and downside scenarios, respectively.  In estimating the terminal value multiple and the discount rate, which is calculated using the capital asset pricing model (“CAPM”), market data of public gaming related companies is considered.  The risk-free rate used in the CAPM is based on the yield to maturity of a 10-year treasury security.  The beta is determined based on an analysis of comparable public companies, and the market risk premium is derived from an analysis of historical risk premiums.  Similarly, the illiquidity discount rate is derived from an analysis of historical market discounts.

Ms. Michelle Lacko
Securities and Exchange Commission
October 15, 2008

At July 31, 2008, the significant assumptions used to value the exchangeable note receivable are summarized as follows.

Terminal value multiple	18.1%
Discount rate	7.4
Casino “free cash flow” forecasts range (prospective years 1-5):
Point forecast (65% weighting)	$210,000 to $1,230,000
Upside scenario (20% weighting)	$450,000 to $3,020,000
Downside scenario (15% weighting)	$170,000 to $980,000

These significant assumptions result in an “entity value” estimate for the Casino (debt free) which was adjusted up (down) for the following factors to which the Company’s effective one-third interest was applied to arrive at the estimated fair value of the exchangeable note receivable, before adjustment for illiquidity:

Excess cash	$240,000
Casino related long-term debt	($1,700,000)
Illiquidity discount rate	40%

At July 31, 2008, the sensitivity of changes in these key assumptions is illustrated by the following increases (decreases) in the estimated fair value:

Decrease in terminal value multiple to 6.4	($153,000)
Increase in terminal value multiple to 8.4	$147,000
Decrease in discount rate to 13.1%	$283,000
Increase in discount rate to 23.1%	($230,000)
20% decrease in casino “free cash flow” per year	($87,000)
20% increase in casino “free cash flow” per year	$81,000
100% weighting assigned to point forecast	($312,000)
Reduction in illiquidity discount rate to 30%	$202,000

Ms. Michelle Lacko
Securities and Exchange Commission
October 15, 2008

CIRI Lakeside Gaming Investors, LLC, dba Casino MonteLago December 31, 2007 Financial Statements, page F-11

13.
We note your presentation of pre and post change in control financial data in note 6.  We also note your disclosure indicating management believes a combined presentation of pre and post change of control periods is more meaningful than separate presentations of the pre and post change of control periods.  Please note that we do not believe the presentation of combined information for the pre and post control periods is appropriate due to the change in basis that resulted from the change in control transaction.  As result, we believe you should revise your financial statements to separately present the predecessor financial information prior to the change in control on September 22, 2007 and the successor information since that date for your statements of operations, members’ equity (deficiency) and cash flows.  You should provide a solid black line between the predecessor and successor periods to distinguish the change in basis of accounting and the non-comparability of data between these two periods.  Also, the financial statements for all periods presented should be clearly labeled as those of the predecessor and successor, as applicable.  In addition, the information in Note 6 should be deleted from the financial statements.

The Company acknowledges that there was a change in (the net asset / equity) basis as a result of the change in control transaction. However, for reasons presented below, the Company believes that only a few of the effects of the change in basis are possibly significant quantitatively, and none of them are qualitatively significant. Where the effects are considered possibly significant quantitatively, the Company has expanded line item captions in the statements of operations and cash flows to quantify the effect for readers.

Further, the Company is not aware of any prohibition to presenting combined information in the basic financial statements with certain details about the pre and post-change periods presented in the notes to the financial statements.  Accordingly, the Company respectfully disagrees with the Staff’s view that separate basic statements of the pre and post-change of control operations and cash flows are either required or would provide users with any additional meaningful information.  To the contrary, the Company believes that such disclosure may be less useful to the reader and may be misleading for the following reasons:

Ms. Michelle Lacko
Securities and Exchange Commission
October 15, 2008

(1)            The change in (asset) basis did not materially affect results of operations and cash flows or comparability of the pre- and post-change periods. The total effect of the change in (asset) basis on operations and cash flows was to increase non-cash expenses in the post-change period by only $60,000 (which is immaterial) from what would have been zero under previous circumstances.

(2)            Because the debt structure did change significantly, however, the Company disclosed in the interest expense caption in the statement of operations that interest expense includes “$3,030, 138 and $2,443,897, respectively, during the annual and seven-month periods ended in 2007 that was incurred prior to a change in control” and referenced the annual period to Note 6.  Similarly, in the statement of cash flows, the Company disclosed that advances from previous member refers to “pre-change of control” advances and have referenced the annual period to Note 6.

(3)            The pre and post-change of control effects of the transaction on member’s equity are clearly presented in the statement of member’s equity, and the Company has added a reference to Note 6.

(4)            Separate basic statements of the pre and post-change of control operations and cash flows would strongly suggest a division of responsibility for the presentation between the predecessor and successor when, in fact, the (combined) financial statements are the responsibility of the successor only.  In addition, despite the change in ownership and top-level management (and therefore, control), the Company believes that in the brief post-change period there was insufficient change in operating management to warrant user scrutiny of the two periods separately.

(5)            Even if the change in basis caused material pervasive effects throughout the post-change of control operations and cash flows that would warrant user scrutiny (which the Company does not believe to have been the case), the fact that the prospective investee will not be the Company’s consolidated subsidiary affecting every line of the Company’s future financial statements but rather an unconsolidated investee accounted for on the “fair value” method, in the Company’s view, would significantly reduce the quantitative and qualitative materiality of the assumed effects.

(6)            The Company believes that presenting only the annual totals in the basic statements of operations and cash flows facilitates comparisons to the prior year information; however, the foregoing notwithstanding, substantially all information that would have been presented in the alternate format proposed by the Staff is presented, nevertheless, in the notes.

Ms. Michelle Lacko
Securities and Exchange Commission
October 15, 2008

General

14.
Please tell us why you have included the financial statements of CIRI Lakeside Gaming Investors LLC dba Casino MonteLago, rather than those of Casino MonteLago Holding, LLC in which you will obtain your 33% ownership interest.  Your response should address if the financial statements of Casino MonteLago Holding, LLC are materially different that those of CIRI Lakeside Gaining Investors LLC dba Casino MonteLago and explain if Casino MonteLago Holding LLC has operations other than its 100% interest in CIRI Lakeside Gaming Investors LLC dba Casino MonteLago.

The Company supplementally advises the Staff that it has included in the Registration Statement the financial statements of CIRI Lakeside Gaming Investors LLC dba Casino MonteLago (“CIRI”), rather than those of Casino MonteLago Holdings, LLC (“Holdings”) in which it will obtain its 33% ownership interest because (1) it is the operations of CIRI that have an impact on the value of the Company’s investment, and are therefore the most useful to a user, and (2) the financial statements are not materially different from the consolidated statements of Holdings and CIRI.  Holdings’ (parent only) balance sheet at July 31, 2008, consists only of approximate $240,000 in cash plus its investment in CIRI.  Holdings’ (parent only) operations consists only of limited administrative costs (primarily professional fees) that are not material in the Company’s view.

15.	Please update the financial statements, if necessary, as required by Rule 8-08 of Regulation S-X.

The Company acknowledges the Staff’s Comment No. 15 and will update its financial statements in the future if required under Rule 8-08 of Regulation S-X.

* * * *

The Company thanks the Staff for its close attention to the Registration Statement, and looks forward to receipt of any additional comments that it may have to the Amended Registration Statement  Please feel free to telephone the undersigned at (212) 574-1420 with any questions or comments.

Very truly yours, SEWARD & KISSEL LLP
	By:	/s/ Robert E. Lustrin
Robert E. Lustrin, Esq.
cc: Alan Ginsberg Plainfield Enterprises LLC 55 Railroad Avenue Greenwich, CT 06830 Enclosures

[Plainfield Enterprises LLC Letterhead]

October 15, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Plainfield Enterprises LLC

Ladies and Gentlemen:

The undersigned registrant hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	The Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully,

Plainfield Enterprises LLC

By:	/s/ Alan Ginsberg
Name:	Alan Ginsberg
Title:	Operating Manager